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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Date: August 30, 2007

                        Commission File Number 001-12510

                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On August 30, 2007, Koninklijke Ahold N.V. ("Ahold" or the "Company")
issued an earnings release announcing the Company's earnings for the second quarter and half year 2007 and published the Company's interim financial report for the second quarter and half year 2007. Copies of the earnings release and the interim financial report are attached hereto as Exhibit 99.1. The earnings release should be read in conjunction with the interim financial report.

     This Form 6-K is incorporated by reference into the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No. 333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068).
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                         KONINKLIJKE AHOLD N.V.


                                         /s/ P.N. Wakkie
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Date: September 4, 2007                  By:    P.N. Wakkie
                                         Title: EVP & Chief Corporate Governance
                                                Counsel
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                                  EXHIBIT INDEX

The following exhibit, consisting of two documents, has been filed as part of this Form 6-K:

Exhibit   Description
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99.1      Ahold earnings release, dated August 30, 2007, in which Ahold's earnings for the second quarter and half year 2007 are announced and the interim financial report for the second quarter and half year 2007